UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Blue Bird Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

095306106
(CUSIP Number)

Eric L. Schondorf
American Securities LLC
590 Madison Avenue, 38th Floor
New York, NY 10022
(212) 476-8000

Copy to:
Michael E. Lubowitz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095306106	13D	Page 2

1	NAMES OF REPORTING PERSONS
ASP BB HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
7,805,150 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
7,805,150 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,805,150 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 095306106	13D	Page 3

1	NAMES OF REPORTING PERSONS
ASP BB INVESTCO LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
7,805,150 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
7,805,150 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,805,150 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 095306106	13D	Page 4

1	NAMES OF REPORTING PERSONS
AMERICAN SECURITIES PARTNERS VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
7,805,150 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
7,805,150 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,805,150 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 095306106	13D	Page 5

1	NAMES OF REPORTING PERSONS
AMERICAN SECURITIES PARTNERS VII(B), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
7,805,150 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
7,805,150 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,805,150 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 095306106	13D	Page 6

1	NAMES OF REPORTING PERSONS
AMERICAN SECURITIES PARTNERS VII(C), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
7,805,150 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
7,805,150 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,805,150 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 095306106	13D	Page 7

1	NAMES OF REPORTING PERSONS
AMERICAN SECURITIES ASSOCIATES VII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
7,805,150 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
7,805,150 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,805,150 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 095306106	13D	Page 8

1	NAMES OF REPORTING PERSONS
AMERICAN SECURITIES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
7,805,150 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
7,805,150 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,805,150 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

This Amendment No. 6 (“Amendment No. 6”) amends the Schedule 13D initially filed with the Securities and Exchange Commission (“SEC”) on June 10, 2016, as amended (the “Schedule 13D”), and is filed by and on behalf of (i) ASP BB Holdings LLC (“Holdings”), (ii) ASP BB Investco LP (“Investco”), (iii) American Securities Partners VII, L.P. (“ASP VII”), (iv) American Securities Partners VII(B), L.P. (“ASP VII(B)”), (v) American Securities Partners VII(C), L.P. (“ASP VII(C)” and, with ASP VII and ASP VII(B), the “Sponsors,” the owners of limited partnership interests in Investco), (vi) American Securities Associates VII, LLC, the general partner of each Sponsor (“GP”), and (vii) American Securities LLC, which provides investment advisory services to each Sponsor (the “Advisor”) (collectively, the “Reporting Persons”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Blue Bird Corporation (“Blue Bird” or the “Issuer”).  Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

On June 12, 2023, Holdings sold 1,725,000 shares of Common Stock at $20 per share to the underwriters named in the underwriting agreement dated June 7, 2023 (the “Underwriting Agreement”), in a public offering.  In connection with the offering, Holdings entered into a customary lock-up agreement with the underwriters (the “Lock-up Agreement”) pursuant to which Holdings generally agreed, subject to certain exception, not to (i) offer, pledge, sell, transfer, or otherwise dispose of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock (collectively, the “Lock-up Securities”), or (ii) enter into any swap or any other agreement or any transaction that transfers the economic consequence of ownership of the Lock-up Securities, in each case, for a period ending on the date that is 60 days from the date of the Underwriting Agreement.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) of Schedule 13D are supplemented as follows:

(a) and (b)  The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment No. 6, as of June 14, 2023, are incorporated herein by reference.  As of June 14, 2023, Holdings was the direct record owner of, and had the power to vote and to dispose or direct the disposition of, 7,805,150 shares of Common Stock, representing 24.3% of the outstanding shares of Common Stock (based on 32,092,836 shares of Common Stock outstanding as of May 30, 2023, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission by the Issuer on June 14, 2023).  As a result of their relationship to Holdings, Investco, the Sponsors, GP and Advisor also may be deemed to be beneficial owners of such shares.  None of the Scheduled Persons own any shares of Common Stock as of June 14, 2023.

(c)  Except as described in Item 4 of this Amendment No. 6, no other transactions with respect to the shares of Common Stock were effected during the past sixty days by any of the Reporting Persons or by any of the Scheduled Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is supplemented as follows:

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.  The foregoing references in this Amendment No. 6 to, or descriptions of, the Underwriting Agreement and Lock-up Agreement, do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, copies of which are included as Exhibit 5 to this Amendment No. 6 (with a form of Lock-up Agreement attached as Exhibit A to the Underwriting Agreement), and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 6 of Schedule 13D is supplemented as follows:

Exhibit No.	Exhibit Description

5
Underwriting Agreement, dated June 7, 2023, by and among Blue Bird Corporation, School Bus Holdings Inc., certain selling shareholders, and BofA Securities, Inc. and Barclays Capital Inc., with a form of Lock-up Agreement attached as Exhibit A thereto (incorporated by reference to Exhibit 1.1 to the Issuer’s Form 8-K filed June 12, 2023)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.  Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

ASP BB HOLDINGS LLC

By:	/s/	Eric L. Schondorf
Name:		Eric L. Schondorf
Title:		Vice President and Secretary
Date:		June 14, 2023

ASP BB INVESTCO LP
By: ASP Manager Corp., its general partner

By:	/s/	Eric L. Schondorf
Name:		Eric L. Schondorf
Title:		Vice President and Secretary
Date:		June 14, 2023

AMERICAN SECURITIES PARTNERS VII, L.P. By: American Securities Associates VII, LLC, its general partner

By:	/s/	Michael G. Fisch
Name:		Michael G. Fisch
Title:		Managing Member
Date:		June 14, 2023

AMERICAN SECURITIES PARTNERS VII(B), L.P. By: American Securities Associates VII, LLC, its general partner

By:	/s/	Michael G. Fisch
Name:		Michael G. Fisch
Title:		Managing Member
Date:		June 14, 2023

AMERICAN SECURITIES PARTNERS VII(C), L.P. By: American Securities Associates VII, LLC, its general partner

By:	/s/	Michael G. Fisch
Name:		Michael G. Fisch
Title:		Managing Member
Date:		June 14, 2023

AMERICAN SECURITIES ASSOCIATES VII, LLC

By:	/s/	Michael G. Fisch
Name:		Michael G. Fisch
Title:		Managing Member
Date:		June 14, 2023

AMERICAN SECURITIES LLC

By:	/s/	Michael G. Fisch
Name:		Michael G. Fisch
Title:		President and Chief Executive Officer
Date:		June 14, 2023